Theodore D. Edwards

Direct: 215.981.4181

Mobile: 267.218.2692

theodore.edwards@troutman.com

September 28, 2020

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Alison White

Re:	Insight Select Income Fund
1933 Act File No. 333-165590
1940 Act File No. 811-02201

Dear Ms. White:

This letter responds to the oral comments of the staff of the Securities and Exchange Commission (the “Staff”) delivered by you on September 16, 2020, to the Notice of Special Shareholder Meeting, Preliminary Proxy Statement, and Proxy Card (together, the “Preliminary Proxy”) filed by Insight Select Income Fund (the “Fund”) on September 9, 2020 on Schedule 14A asking shareholders of the Fund to:

1.

To approve an amendment to the investment advisory agreement between Insight North America LLC and the Fund to provide that fees paid under that agreement will be based on average daily managed assets;

2.	To approve revisions to the Fund’s fundamental investment policy relating to borrowing money; and

3.

To approve revisions to the Fund’s other fundamental investment policies required by the 1940 Act and the elimination of certain of the Fund’s fundamental investment policies not required by the 1940 Act or other applicable laws.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Preliminary Proxy. We have organized this letter by setting forth the Staff’s comments in bold typeface followed by the Fund’s response.

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1.	Please confirm in correspondence that holding a virtual meeting is consistent with applicable state law and the Fund’s governing documents, with citations to such governments.

Response: The Fund confirms that a virtual meeting is consistent with state law and the Fund’s governing documents. The Fund is organized as a Delaware statutory trust. Section 3806(f) of the Delaware Statutory Trust Act permits meetings of beneficial owners of a trust by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other unless the trust’s governing documents prohibit such meetings. The Fund’s governing documents are silent on the issue of meetings by means of remote communication. Therefore, because virtual meetings are not prohibited by the Fund’s governing documents, the Fund is permitted to hold virtual meetings.

2.

On page 1, in the Q&A Section, in the response to the question “Why is the Board proposing to revise or eliminate certain of the Fund’s fundamental investment policies?” please clarify what new investment strategies are being pursued and discuss the Adviser’s capabilities with respect to such new strategies.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

3.

On page 2, in the Q&A Section, in the response to the question “Why is the Board proposing to amend the investment advisory agreement?” please disclose that Proposal 1 could create an incentive to leverage the fund and in appropriate locations in the proxy statement discuss the Adviser’s intentions to leverage the Fund and what impact leverage will have on the advisory fees paid to the Adviser.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

4.	Please disclose what will happen if Proposal 1 is approved and Proposals 2.1 and 2.2 are not approved.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

5.

On page 5, the last sentence of the first paragraph states “If these policies are revised and eliminated as proposed, the Fund will have substantially similar policies to other, more recently organized, closed-end investment companies and

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provide greater flexibility to the Adviser to manage the Fund’s assets using certain investment strategies and techniques not contemplated at the time of the Fund’s inception.” Please disclose the investment strategies and techniques that the Adviser will have the ability to use if Proposal 2 is approved.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

6.

On page 5, the fourth paragraph states “The Board determined to approve the (1) change in investment strategy to allow the Fund to borrow money and/or issue senior securities for investment purposes, (2) amended investment advisory agreement (PROPOSAL 1), and (3) changes to the Fund’s fundamental investment policies (PROPOSAL 2).” Consider whether the proxy should ask shareholders to approve three proposals instead of two.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

7.

On page 6, in the disclosure describing the effects of leverage in a declining market, state that the market is currently experiencing volatility due to COVID-19, or explain why such disclosure is unnecessary.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

8.

On page 9, under the heading “Board Review and Approval of the Amended Investment Advisory Agreement,” disclose what sort of information the Board received with respect to the Adviser’s proposal to add leverage to the Fund and the Adviser’s intentions to add leverage to the Fund if Proposal 2 is approved. If borrowing costs will increase by a material extent, please disclose.

Response: The Staff’s comment regarding borrowing costs will be reflected in the Definitive Proxy Statement. The Preliminary Proxy Statement states that, in connection with its approval of the Amended Advisory Agreement, the Board received “information relating to the Leverage Proposal and proposed Amended Advisory Agreement including, but not limited to, an updated 15(c) Response reflecting the proposed investment strategies, peer funds, and pro forma profitability and expenses of the Adviser, updated to reflect the Leverage Proposal. For example, the comparison of peer funds included the performance and fee information for a set of levered closed-end fixed income funds. In addition, the Board heard a presentation by the Adviser, and asked questions regarding the implementation of the Leverage Proposal.” The Fund believes this disclosure describing the information considered by the

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Board in approving the Amended Advisory Agreement is sufficient.

9.	On page 9, please expand the disclosure explaining the Board’s considerations in light of Instruction 1 to Item 22(c)(11)(ii) of Schedule.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

10.

On page 10, below the table describing the effects of leverage on advisory fees received by the Adviser, please add a footnote explaining what the Effective Fee Rate is and how it is calculated. If the Effective Fee Rate is based on Managed Assets, please disclose that fact and explain that the manner in which the Effective Fee Rate is calculated may limit its comparability to other funds that base an effective rate on net assets.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement. In addition, the Fund will disclose the Management Fee rate calculated based on net assets as required by Form N-2.

11.	On page 10, it states “The Board also considered the advice of counsel regarding the standard of conduct required of the Board in approving the Amended Advisory Agreement.” Please clarify.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement. The Board considered the advice of counsel regarding its duties under state law and the Investment Company Act of 1940, as amended, in considering the approval of the Amended Advisory Agreement.

12.	In correspondence, please include the disclosure required by Item 22(c)(10) of Schedule 14A, or confirm that it is inapplicable.

Response: The Fund confirms that Item 22(c)(10) of Schedule 14A is inapplicable.

13.

On page 11, it states “While increased flexibility may mean that the Fund will be subject to greater risk, the Board does not anticipate that the proposed changes, individually or in the aggregate, will materially change the overall level of risk associated with investing in the Fund.” Please explain why the overall level of risk

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associated with investing in the Fund will not materially change if the Proposals are approved.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

14.	With respect to Proposals 2.1-2.7, please re-order the existing and proposed policies such that each existing policy appears next to its corresponding proposed policy.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

15.

With respect to Proposals 2.3-2.7, please provide more detail regarding the effect of the proposed policy changes. In this regard, it is not sufficient to state that the proposed policy provides the Fund with maximum flexibility while maintaining compliance with the statutory requirements of the 1940 Act. Clarify how the Fund will use the increased flexibility, including whether the Adviser’s strategies and the Fund’s risk will materially change.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

16.

Please confirm whether the proposed elimination of the Fund’s current policy 9(b) will cause the Fund to convert from a diversified fund to a non-diversified fund and if so, please present the elimination of policy 9(b) as a separate proposal and revise the proxy card accordingly.

Response: The Fund confirms that the elimination of the Fund’s current policy 9(b) will not cause the Fund to become a non-diversified fund under Section 5(a)(2) of the Investment Company Act.

17.	With respect to Proposal 2.8, please break out each existing policy proposed to be eliminated as a separate proposal such that shareholders may vote on each policy individually.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

18.	On page 17, please provide information relating to ownership of Fund securities by the Fund’s Independent Trustees as of a more recent date, if available.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

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19.	Please revise the proxy card such that it identifies clearly and impartially each separate matter intended to be acted upon by shareholders.

Response: The Staff’s comment will be reflected in the Fund’s Definitive Proxy Statement.

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Please direct any questions concerning this letter to the undersigned at 215.981.4181, or John P. Falco, Esq. at 215.981.4659.

Very truly yours,

/s/ Theodore D. Edwards

Theodore D Edwards

cc:	Clifford D. Corso, President of Insight Select Income Fund
John P. Falco, Esq.